                             EXCHANGE BANCSHARES, INC.

                                   LUCKEY, OHIO

                     Notes to Consolidated Financial Statements
________________________________________________________________________________

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation
The consolidated financial statements include the accounts of Exchange Banc-shares, Inc. and its wholly-owned subsidiary, The Exchange Bank. All material intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations
The Bank provides a variety of financial services to individuals and corporate customers, through its three branches in Luckey, Walbridge and Holland, Ohio, which are primarily agricultural areas. The Bank's primary source of revenue is from interest and fees on loans.

Approximately 99% of consolidated assets relate to the Bank.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of single family residential and commercial mortgage loans in the Wood County and Lucas County, Ohio area. The regional economy depends heavily on the agricultural industry. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and fore-closed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans may change materially in the near term. However the amount of the change that is reasonably possible cannot be estimated.

Investment Securities
Securities Held-to-Maturity: Debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interest in pools of long-term mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamoritized premiums and unearned discounts. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Securities Available-for-Sale: Available-for-sale securities consist of invest-ment securities not classified as held-to- maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period of maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Loans
Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees.

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only when the principal balance is reduced to zero.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collect-ibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determine based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Premises and Equipment
Land is carried at cost. Other premises and equipment are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets.

Foreclosed Real Estate
Foreclosed real estate includes both formally foreclosed property and in-
substance foreclosed property.   In-substance foreclosed properties are those
properties for which the institution has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

Income Taxes
Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, nonaccural loan interest, accumulated depreciation, and net deferred loan fees for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Pension Plan
Pension costs are charged to salaries and benefits and are accrued as funded.

Statements of Cash Flows
The Bank considers all cash and demand amounts due from depository institutions, and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

The following is supplemental information supporting the Statements of Cash Flows for the years ending December 31:

                                                               (Dollars in thousands)
                                                           1996         1995         1994
                                                           ____         ____         ____
Cash paid during the year for interest                    $2,148       $2,029       $1,908
Cash paid during the year for income taxes                   300          197          290

Net Income Per Share of Common Stock
Net income per share of common stock is computed by dividing by the weighted average number of shares of common stock outstanding during the period, after giving retroactive effect to stock dividends.

Fair Values of Financial Instruments
Statement of Financial Accounting Standards No. 107,"Disclosures about Fair Value of Financial Instruments",requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

  Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

  Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair value for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

  Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

  Accrued interest: The carrying amounts of accrued interest approximate the fair values.

Reclassifications
Certain amounts in 1995 and 1994 have been reclassified to conform with the 1996 presentation.


NOTE B - RESERVE BALANCE REQUIREMENTS

The Bank is required to maintain certain cash and due from bank reserve balances aily in accordance with regulatory requirements. The balance maintained under such requirements was $534,000 at December 31, 1996.


NOTE C - INVESTMENT SECURITIES

Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values are as follows:

Securities held-to-maturity
___________________________
                                                           (Dollars in thousands)

                                         December 31, 1996                               December 31, 1995
                            _________________________________________       __________________________________________
                                         Gross       Gross                               Gross       Gross
                            Amortized  Unrealized  Unrealized   Fair        Amortized  Unrealized  Unrealized    Fair
                              Cost       Gains       Losses     Value         Cost       Gains       Losses      Value
                              ____       _____       ______     _____         ____       _____       ______      _____
Mortgage
obligations
securities                   $1,906     $    0      $  (56)     $1,850       $2,518     $    0      $  (56)       $2,462

State & local
governments                   1,278         21           0       1,299        1,185         43           0         1,228
                             ______     ______      ______      ______       ______     ______      ______        ______
                             $3,184     $   21      $  (56)     $3,149       $3,703     $   43      $  (56)       $3,690

Securities available-for-sale
_____________________________
                                         December 31, 1996                              December 31, 1995

                                         Gross       Gross                              Gross       Gross
                           Amortized   Unrealized  Unrealized   Fair       Amortized  Unrealized  Unrealized   Fair
                             Cost        Gains       Losses     Value        Cost       Gains       Losses     Value
                             ____        _____       ______     _____        ____       _____       ______     _____
U.S.
government
& federal
agencies                    $12,692      $  108      $   (1)   $12,799      $12,664     $  147      $  (23)    $12,788

Corporate
debt securities               4,735           5         (21)     4,719        3,924         23          (5)      3,942

Equity securities                15           0           0         15           15          0           0          15
                            _______      ______      ______    _______      _______     ______      ______     _______
                            $17,442      $  113      $  (22)   $17,533      $16,603     $  170      $  (28)    $16,745
                            _______      ______      ______    _______      _______     ______      ______     _______

The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 1996:

                                                      (Dollars in thousands)

                                        Securities held-to-maturity       Securities available-for-sale
                                        ___________________________       _____________________________
Amounts maturing in:                      Amortized         Fair              Amortized         Fair
                                            Cost            Value               Cost            Value
                                            ____            _____               ____            _____
One year or less                           $  100           $  101             $ 6,005         $ 6,028
After one year through five years           2,134            2,049              11,422          11,490
After five years through ten years              0                0                   0               0
After ten years                               950              999                   0               0
Equity securities                               0                0                  15              15
                                           ______           ______             _______         _______
                                           $3,184           $3,149             $17,442         $17,533
                                           ______           ______             _______         _______

During 1996, the Bank did not sell any securities available-for-sale. During 1995 the Bank sold securities available-for-sale for total proceeds of approx-imately $4,066,000, resulting in no gross realized gains and gross realized losses of approximately $38,000. During 1994, the Bank sold securities avail-able-for-sale for total proceeds of approximately $4,049,000, resulting in gross realized gains of approximately $37,000, and gross realized losses of approx-imately $3,000.

In 1995, debt securities with an amortized cost of $1,497,000 were transferred from held-to-maturity to available- for-sale because of favorable tax treatment on available-for-sale securities and to improve the Bank's asset liability management position. The securities had an unrealized gain of approximately $14,000. There were no securities transferred between classifications during 1996 or 1995.

Investment securities with a carrying amount of approximately $9,200,000 and $9,200,000 were pledged to secure deposits as required or permitted by law at December 31, 1996 and 1995, respectively.

NOTE D - LOANS

Loans at December 31, 1996 and 1995 are summarized as follows:

                                            (Dollars in thousands)

                                            1996              1995
                                            ____              ____
Commercial                                 $ 1,585           $ 1,794
Commercial real estate                       9,285             8,241
Residential real estate                     23,080            21,433
Consumer                                     6,046             6,132
Tax exempt                                   1,533               798
Other                                           11                 4
                                           _______           _______
                                            41,540            38,402

Allowance for loan losses                     (508)             (483)
Net deferred loan origination fees             (69)              (63)
                                           _______           _______
     Total                                 $40,963           $37,856
                                           _______           _______

An analysis of the allowance for loan losses is as follows:

                                            (Dollars in thousands)

                                      1996            1995            1994
                                      ____            ____            ____
Balance, beginning of year            $483            $465            $469
Loans charged off                      (68)           (136)           (109)
Recoveries                              18              34              25
Provision for losses                    75             120              80
                                      ____            ____            ____
Balance, end of year                  $508            $483            $465
                                      ____            ____            ____

At December 31, 1996 and 1995, the total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately $23,000 and $0, respectively. The average recorded investment in impaired loans amounted to approximately $5,000 and $0 for the years ended December 31, 1996 and 1995, respectively. The allowance for loan losses related to impaired loans amounted to approximately $23,000 and $0 at December 31, 1996 and 1995, respectively. Interest income on impaired loans of $2,000 and $0 was recognized for cash payments received in 1996 and 1995, respectively.

The Bank has no commitments to loan additional funds to the borrowers whose loans have been classified as impaired.

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its officers, directors, share-holders, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Bank. Loans to such borrowers are summarized as follows:

                                              (Dollars in thousands)

                                        1996            1995            1994
                                        ____            ____            ____
Balance, December 31, 1995              $283            $510            $321
New loans                                186              10             270
Payments                                (127)           (237)            (81)
                                        ____            ____            ____
Balance, December 31, 1996              $342            $283            $510
                                        ____            ____            ____

Loans with carrying amounts of $0, $0, and $26,000 were transferred to fore-closed real estate in 1996, 1995 and 1994, respectively.


NOTE E - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 1996 and 1995 follows:

                                              (Dollars in thousands)

                                              1996              1995
                                              ____              ____
Land                                         $  105            $  105
Buildings and improvements                    1,233             1,226
Furniture, fixtures, and equipment              797               698
                                             ______            ______
                                              2,135             2,029
Accumulated depreciation and amortization    (1,243)           (1,116)
                                             ______            ______
Total                                        $  892            $  913
                                             ______            ______

NOTE F - DEPOSITS

Deposit account balances at December 31, 1996 and 1995, are summarized as follows:

                                                  (Dollars in thousands)

                                                      1996                   1995
                                                      ____                   ____
                                                Amount       %         Amount       %
                                                ______      ___        ______      ___
Non-interest bearing checking accounts          $ 6,720     11.2%      $ 5,777      9.8%
NOW and MMDA accounts                             9,303     15.5         9,053     15.5
Passbook accounts                                15,225     25.3        16,721     28.6
Certificates of deposit                          28,910     48.0        26,960     46.1
                                                _______    _____       _______    _____
                                                $60,158    100.0%      $58,511    100.0%
                                                _______    _____       _______    _____

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $3,995,000 and $2,913,000 at December 31, 1996 and 1995.

At December 31, 1996, scheduled maturities of certificates of deposit are as follows:

1997                         $17,487
1998                           9,784
1999                           1,434
2000                             147
2001                              58
                             _______
                             $28,910
                             _______

The Bank held deposits of approximately $986,000 and $429,000 for related parties at December 31, 1996 and 1995, respectively.

Overdrawn demand deposits reclassified as loans totaled $11,000 and $4,000 at December 31, 1996 and 1995, respectively.


NOTE G - FEDERAL INCOME TAXES

The Company and Subsidiary file a consolidated federal income tax return. The consolidated provision for income taxes for 1996, 1995 and 1994 consists of the following:

                                               (Dollars in thousands)

                                           1996        1995        1994
                                           ____        ____        ____
Current federal income tax expense         $332        $271        $249
Deferred federal tax expense                  2          (2)          4
                                           ____        ____        ____
                                           $334        $269        $253
                                           ____        ____        ____

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

                                                (Dollars in thousands)

                                             1996        1995        1994
                                             ____        ____        ____
Expected tax provision at a 34% rate         $368        $300        $283
Effect of tax-exempt income                   (39)        (35)        (35)
Interest and other nondeductible expenses       5           4           5
                                             ____        ____        ____
                                             $334        $269        $253
                                             ____        ____        ____

The sources of gross deferred tax assets and liabilities at December 31, 1996 and 1995 were as follows:

                                                     (Dollars in thousands)

                                                     1996              1995
                                                     ____              ____
Items giving rise to deferred tax assets:
  Allowance for loan losses                          $112              $103
  Nonaccrual loan interest                              9                 9
                                                     ____              ____
                                                      121               112
                                                     ____              ____
Items giving rise to deferred tax liabilities:
  Unrealized gain on securities available-for-sale    (31)              (48)
  Depreciation                                        (53)              (51)
  Deferred loan fees                                   (8)               (5)
  Other                                                (7)               (1)
                                                     ____              ____
                                                      (99)             (105)
                                                     ____              ____
Net deferred tax asset                               $ 22              $  7
                                                     ____              ____


NOTE H - DIVIDEND RESTRICTION

The Bank as a State Bank is subject to the dividend restrictions set forth by the State Division of Financial Institutions. Under such restrictions, the bank may not, without the prior approval of the Superintendent of Banks, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.
The dividends as of December 31, 1996, that the Bank could declare, without the approval of the State Division of Financial Institutions, amounted to approx-imately $1,426,000.


NOTE I -EMPLOYEE BENEFITS

In 1968 The Exchange Bank initiated a Profit Sharing Plan which includes all employees who have been employed by the Bank for at least one year and those who work at least one thousand hours per year. Under the plan the Bank contri-buted five percent of net income after provisions for taxes, adjustments for charge-offs and recoveries, and after provision for cash dividend to the share-holders. Early in 1994 this Profit Sharing Plan was changed to a Prototype
Cash or Deferred Profit Sharing Plan and Trust/Custodial Account Plan. This new plan includes a 401K plan, also. Under the new plan the Bank will match fifty cents for each dollar which the employee voluntarily contributes to the plan. This match by the Bank is limited to three percent of the employee's annual salary. The contributions made by the bank for the years 1996, and 1995 and 1994 were $30,000 each year. Thirty-six employees participated in the plan during 1994 and 1995 and 29 employees participated in the plan during 1996.


NOTE J - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted average assets (as defined). As discussed in greater detail below, as of December 31, 1996, the Bank meets all of the capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the FDIC, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank has to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's current category.

                                              (Dollars in thousands)
                                                                                              To Be Well
                                                                                            Capitalized Under
                                                                     For Capital            Prompt Corrective
                                              Actual              Adequacy Purposes         Action Provisions
                                        __________________        __________________        __________________
                                        Amount       Ratio        Amount       Ratio        Amount       Ratio
                                        ______       _____        ______       _____        ______       _____
As of December 31, 1996:
  Total Risk-Based Capital
      (to Risk Weighted Assets)         $8,144       22.6%        $2,885        8.0%        $3,606       10.0%
 Tier I Capital
   (to Risk Weighted Assets)             7,693       21.3          1,442        4.0          1,803        6.0
 Tier I Capital
   (to Average Assets)                   7,693       11.1          2,760        4.0          3,450        5.0

As of December 31, 1995:
 Total Risk-Based Capital
   (to Risk Weighted Assets)            $7,619       21.5%        $2,834        8.0%        $3,542       10.0%
 Tier I Capital
   (to Risk Weighted Assets)             7,176       20.3          1,417        4.0          2,126        6.0
 Tier I Capital
   (to Average Assets)                   7,176       10.7          2,681        4.0          3,352        5.0



NOTE K - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying con-solidated financial statements.

The Bank had outstanding commitments to originate loans as follows:

                                             (Dollars in thousands)

                                             1996              1995
                                             ____              ____
Home equity lines of credit                  $1,124            $  648
Consumer and other loans                      2,869             2,546
Credit card loans                             1,987             1,910
                                             ______            ______
     Total                                   $5,980            $5,104
                                             ______            ______

In addition, the Bank periodically is a defendant in various legal proceedings arising in connection with its business. It is the best judgment of management that neither the financial position nor results of operations of the Bank will be materially affected by the final outcome of these legal proceedings.


NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see NOTE K). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

The Bank has due from bank balances in excess of $100,000 with the following financial institutions as of December 31, 1996:

                                              (Dollars in thousands)
The Independent State Bank of Ohio                     $820
Federal Reserve Bank                                    150

NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Bank's financial instruments are as follows:

                                               1996                        1995
                                      _____________________       ______________________
                                      Carrying        Fair        Carrying         Fair
                                       Amount         Value        Amount          Value
                                       ______         _____        ______          _____
Financial assets:
  Cash and cash equivalents            $ 4,694        $ 4,694      $ 6,092         $ 6,092
  Investment securities                 20,717         20,608       20,448          20,364
  Loans                                 40,963         41,119       37,856          37,926
  Accrued interest receivable              646            646          588             588

Financial liabilities:
  Deposits                              60,158         60,077       58,511          58,535
  Accrued interest payable                 152            152          126             126


The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The contract or notional amounts of the Bank's financial instruments with off-balance-sheet risk are disclosed in NOTE K. It is not practicable to estimate the fair value of Federal Reserve Bank stock because it is not marketable. The carrying amount of that investment in reported in the balance sheet.


NOTE N - STOCK DIVIDEND

On June 15, 1996, the Company distributed 22,655 shares of common stock in connection with a 5% stock dividend. As a result of the stock dividend, common stock was increased by $114,000, additional paid-in capital was increased by $249,000, and retained earnings was decreased by $363,000. All references in the accompanying financial statements to the number of common shares and per share amounts for 1995 and 1994 have been restated to reflect the stock dividend.


NOTE O - OTHER EXPENSE

The components of other expense in the consolidated statements of income were as follows:

                                           (Dollars in thousands)

                                       1996          1995         1994
                                       ____          ____         ____
Bank and ATM charges                   $  77         $  69        $  76
Data processing                           88            81           77
Exam and accounting fees                  97            92           85
FDIC assessments                           2            70          138
State and other taxes                    109           102           97
Postage and courier                       58            57           56
Supplies                                  88            75           81
Other                                    315           324          292
                                       _____         _____        _____
Total                                  $ 834         $ 870        $ 902
                                       _____         _____        _____

NOTE P - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

                           Condensed Balance Sheets
                                                 December 31,
                                             1996            1995
                                             ____            ____
Assets
  Cash and due from banks                    $    9          $   58
  Investment in subsidiary                    7,753           7,270
  Other assets                                   55             100
                                             ______          ______
  Total assets                               $7,817          $7,428
                                             ______          ______

  Shareholders' equity                       $7,817          $7,428
                                             ______          ______

                      Condensed Statements of Income

                                             Year ended  December 31,

                                        1996         1995         1994
                                        ____         ____         ____
Income
  Dividends from subsidiary             $ 287        $ 315        $ 354
Expenses
  Salaries and benefits                    21           19           35
  Occupancy                                 5            5            5
  Other                                    59           69           56
                                        _____        _____        _____
                                           85           93           96
Income before income tax benefit
  and equity in undistributed net
  income of subsidiary                    202          222          258
Income tax benefit                         29           32           33
                                        _____        _____        _____
                                          231          254          291
                                        _____        _____        _____
Equity in undistributed net
  income of subsidiary                    516          358          289
                                        _____        _____        _____
Net income                              $ 747        $ 612        $ 580
                                        _____        _____        _____

                             Condensed Statements of Cash Flows

                                           Year ended  December 31,

                                        1996         1995         1994
                                        ____         ____         ____
Operating activities
  Net income                            $ 747        $ 612        $ 580
  Adjustments to reconcile
    net income to
    net cash provided operating
    activities:
      Change in other assets               45          (15)         (31)
      Equity in undistributed
        income of subsidiary             (516)        (358)        (289)
                                        _____        _____        _____
Net cash provided by operating
  activities                              276          239          260
                                        _____        _____        _____
Investing activities
  Purchase of subsidiary                    0            0           (1)
                                        _____        _____        _____
Financing activities
  Payments on long-term debt                0            0          (77)
  Purchase of treasury stock             (118)          (5)         (57)
  Sale of common stock                      0            0           21
  Redemption of common stock                0            0           (7)
  Sale of Treasury stock                    0            0           49
  Cash dividends paid                    (207)        (178)        (186)
                                        _____        _____        _____
Net cash used in financing estimates     (325)        (183)        (257)
                                        _____        _____        _____
Net increase (decrease) in cash
  and due from banks                      (49)          56            2
Cash and due from banks at
  beginning of year                        58            2            0
                                        _____        _____        _____
Cash and due from banks at
  end of year                           $   9        $  58        $   2
                                        _____        _____        _____


NOTE Q - QUARTERLY FINANCIAL DATA (Unaudited)

                                (Dollars in thousand, except per share data)
                                                     1996
                                   4th         3rd         2nd         1st
                                  _____       _____       _____       _____
Interest income                   $1,328      $1,312      $1,300      $1,271
Interest expense                     555         547         541         531
Net interest income                  773         765         759         740
Provision for loan loss               10          20          22          23
Security gains, net                    0           0           0           0
Net income                           185         206         164         192
Earnings per share                   .40         .44         .34         .41

                                                      1995
                                   4th         3rd         2nd         1st
                                  _____       _____       _____       _____
Interest income                   $1,320      $1,255      $1,182      $1,198
Interest expense                     534         528         509         467
Net interest income                  786         727         673         731
Provision for loan loss               30          30          30          30
Security gains, net                    0           0           0         (38)
Net income                           198         182         102         130
Earnings per share                   .40         .40         .21         .27

